
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4628

September 3, 2015

<u>Via E-mail</u>
Gary Dales
Chief Financial Officer
Fly Leasing Limited
West Pier
Dun Laoghaire
County Dublin, Ireland

> **Re: Fly Leasing Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **File No. 1-33701**

Dear Mr. Dales:

We refer you to our comment letter dated August 14, 2015, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director

        Boris Dolgonos
        Jones Day